EXHIBIT 12.1
CONSOLIDATED FIXED CHARGE COMPUTATION FOR SOLECTRON CORPORATION ($ in Million):

	Year Ended August 31
	2005	2004	2003
Earnings (losses):
Net income (loss)	$3.4	$(177.4)	$(3,452.6)
Discontinued operations (income) loss, net of tax	(13.9)	(85.0)	443.7
Income tax (benefit) expense	15.7	(3.3)	525.5

Income (loss) from continuing operations before income tax (benefit) expense	$5.2	$(265.7)	$(2,483.4)
Add back: fixed charges	78.7	172.1	236.2

Earnings from continuing operations before fixed charges	83.9	(93.6)	(2,247.2)

Fixed Charges:
Interest portion of rent expenses	$22.2	$26.8	$29.1
Interest expense	56.5	145.3	207.1

	$78.7	$172.1	$236.2

Ratio of earnings from continuing operations to fixed charges	1.1	—	—

Deficiency of earnings to fixed charges	$—	$(265.7)	$(2,483.4)